
03059889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response. . . 0.15



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 8/22/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-98129
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
AUG 22 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, August 22, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, ______, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

wfmbs-0310-final -- A1

MORGAN STANLEY

Balance	$184,000,000.00	Delay	24	WAC	5.213985456
Coupon	4.50000	Dated	08/01/2003	NET	4.953985
Settle	08/29/2003	First Payment	09/25/2003	WAM	178

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-00	4.49	4.48	4.46	4.45	4.44	4.41	4.38
100-04	4.46	4.45	4.43	4.41	4.40	4.36	4.32
100-08	4.44	4.42	4.40	4.38	4.35	4.30	4.25
100-12	4.42	4.39	4.37	4.34	4.31	4.25	4.19
100-16	4.39	4.36	4.33	4.30	4.27	4.19	4.12
100-20	**4.37**	**4.34**	**4.30**	**4.26**	**4.23**	**4.14**	**4.06**
100-24	4.35	4.31	4.27	4.23	4.19	4.09	3.99
100-28	4.32	4.28	4.24	4.19	4.14	4.03	3.93
101-00	4.30	4.25	4.20	4.15	4.10	3.98	3.86
101-04	4.28	4.23	4.17	4.11	4.06	3.93	3.80
101-08	4.26	4.20	4.14	4.08	4.02	3.87	3.74
WAL	**6.61**	**5.35**	**4.46**	**3.80**	**3.31**	**2.52**	**2.06**
Mod Durn	**5.37**	**4.47**	**3.81**	**3.31**	**2.93**	**2.30**	**1.91**
Principal Window	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Jun10**
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.93586	0.947752	1.0321	1.72947	2.31504	3.23283	4.36089	5.24217

The information herein has been provided solely by Morgan Stanley & Co. Incorporated. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

wfmbs-0310-final -- A1

MORGAN STANLEY

Balance	$184,000,000.00	Delay	24	WAC	5.21398456
Coupon	4.50000	Dated	08/01/2003	NET	4.953985
Settle	08/29/2003	First Payment	09/25/2003	WAM	178

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-30+	4.50	4.49	4.48	4.47	4.46	4.43	4.41
100-02+	4.47	4.46	4.44	4.43	4.41	4.38	4.34
100-06+	4.45	4.43	4.41	4.39	4.37	4.32	4.28
100-10+	4.43	4.40	4.38	4.35	4.33	4.27	4.21
100-14+	4.40	4.37	4.34	4.32	4.29	4.21	4.15
100-18+	**4.38**	**4.35**	**4.31**	**4.28**	**4.24**	**4.16**	**4.08**
100-22+	4.36	4.32	4.28	4.24	4.20	4.11	4.02
100-26+	4.33	4.29	4.25	4.20	4.16	4.05	3.95
100-30+	4.31	4.26	4.21	4.17	4.12	4.00	3.89
101-02+	4.29	4.24	4.18	4.13	4.08	3.95	3.82
101-06+	4.26	4.21	4.15	4.09	4.03	3.89	3.76
WAL	**6.61**	**5.35**	**4.46**	**3.80**	**3.31**	**2.52**	**2.06**
Mod Durn	**5.37**	**4.47**	**3.81**	**3.31**	**2.93**	**2.30**	**1.91**
Principal Window	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Jun10**
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.93586	0.947752	1.0321	1.72947	2.31504	3.23283	4.36089	5.24217

The information herein has been provided solely by Morgan Stanley & Co. Incorporated. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

wfmbs-0310-final -- A1

MORGAN STANLEY

Balance	$184,000,000.00	Delay	24	WAC	5.213985456
Coupon	4.50000	Dated	08/01/2003	NET	4.953985
Settle	08/29/2003	First Payment	09/25/2003	WAM	178

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-30	4.50	4.49	4.48	4.47	4.46	4.44	4.42
100-02	4.47	4.46	4.45	4.43	4.42	4.38	4.35
100-06	4.45	4.43	4.41	4.40	4.38	4.33	4.29
100-10	4.43	4.41	4.38	4.36	4.33	4.28	4.22
100-14	4.41	4.38	4.35	4.32	4.29	4.22	4.16
100-18	**4.38**	**4.35**	**4.32**	**4.28**	**4.25**	**4.17**	**4.09**
100-22	4.36	4.32	4.28	4.25	4.21	4.11	4.03
100-26	4.34	4.29	4.25	4.21	4.16	4.06	3.96
100-30	4.31	4.27	4.22	4.17	4.12	4.01	3.90
101-02	4.29	4.24	4.19	4.13	4.08	3.95	3.83
101-06	4.27	4.21	4.15	4.10	4.04	3.90	3.77
WAL	**6.61**	**5.35**	**4.46**	**3.80**	**3.31**	**2.52**	**2.06**
Mod Durn	**5.37**	**4.47**	**3.81**	**3.31**	**2.93**	**2.30**	**1.91**
Principal Window	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Jun10**
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.93586	0.947752	1.0321	1.72947	2.31504	3.23283	4.36089	5.24217

The information herein has been provided solely by Morgan Stanley & Co. Incorporated. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

wfmbs-0310-final -- A1

MORGAN STANLEY

Balance	$184,000,000.00	Delay	24	WAC	5.213985456
Coupon	4.50000	Dated	08/01/2003	NET	4.953985
Settle	08/29/2003	First Payment	09/25/2003	WAM	178

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-28+	4.51	4.50	4.49	4.48	4.48	4.46	4.44
100-00+	4.48	4.47	4.46	4.45	4.43	4.40	4.38
100-04+	4.46	4.44	4.43	4.41	4.39	4.35	4.31
100-08+	4.44	4.42	4.39	4.37	4.35	4.30	4.25
100-12+	4.41	4.39	4.36	4.33	4.31	4.24	4.18
100-16+	**4.39**	**4.36**	**4.33**	**4.30**	**4.26**	**4.19**	**4.12**
100-20+	4.37	4.33	4.30	4.26	4.22	4.13	4.05
100-24+	4.34	4.30	4.26	4.22	4.18	4.08	3.99
100-28+	4.32	4.28	4.23	4.18	4.14	4.03	3.92
101-00+	4.30	4.25	4.20	4.15	4.10	3.97	3.86
101-04+	4.28	4.22	4.17	4.11	4.05	3.92	3.79
WAL	**6.61**	**5.35**	**4.46**	**3.80**	**3.31**	**2.52**	**2.06**
Mod Durn	**5.36**	**4.47**	**3.81**	**3.31**	**2.93**	**2.29**	**1.91**
Principal Window	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Jun10**
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.93586	0.947752	1.0321	1.72947	2.31504	3.23283	4.36089	5.24217

The information herein has been provided solely by Morgan Stanley & Co. Incorporated. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

wfmbs-0310-final -- A1

MORGAN STANLEY

Balance	$184,000,000.00	Delay	24	WAC	5.213985456
Coupon	4.50000	Dated	08/01/2003	NET	4.953985
Settle	08/29/2003	First Payment	09/25/2003	WAM	178

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-29	4.50	4.50	4.49	4.48	4.47	4.45	4.43
100-01	4.48	4.47	4.46	4.44	4.43	4.40	4.37
100-05	4.46	4.44	4.42	4.40	4.39	4.34	4.30
100-09	4.43	4.41	4.39	4.37	4.34	4.29	4.24
100-13	4.41	4.38	4.36	4.33	4.30	4.23	4.17
100-17	**4.39**	**4.36**	**4.32**	**4.29**	**4.26**	**4.18**	**4.11**
100-21	4.36	4.33	4.29	4.25	4.22	4.13	4.04
100-25	4.34	4.30	4.26	4.22	4.17	4.07	3.98
100-29	4.32	4.27	4.23	4.18	4.13	4.02	3.91
101-01	4.30	4.25	4.19	4.14	4.09	3.97	3.85
101-05	4.27	4.22	4.16	4.11	4.05	3.91	3.78
WAL	**6.61**	**5.35**	**4.46**	**3.80**	**3.31**	**2.52**	**2.06**
Mod Durn	**5.36**	**4.47**	**3.81**	**3.31**	**2.93**	**2.29**	**1.91**
Principal Window	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Jun10**
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.93586	0.947752	1.0321	1.72947	2.31504	3.23283	4.36089	5.24217

The information herein has been provided solely by Morgan Stanley & Co. Incorporated. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

wfmbs-0310-final -- A1

MORGAN STANLEY

Balance	$184,000,000.00	Delay	24	WAC	5.213985456
Coupon	4.50000	Dated	08/01/2003	NET	4.953985
Settle	08/29/2003	First Payment	09/25/2003	WAM	178

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-03	4.66	4.68	4.70	4.73	4.75	4.81	4.86
99-07	4.63	4.65	4.67	4.69	4.71	4.75	4.80
99-11	4.61	4.62	4.64	4.65	4.66	4.70	4.73
99-15	4.59	4.59	4.60	4.61	4.62	4.64	4.66
99-19	4.56	4.57	4.57	4.57	4.58	4.59	4.60
99-23	**4.54**	**4.54**	**4.54**	**4.54**	**4.54**	**4.53**	**4.53**
99-27	4.52	4.51	4.50	4.50	4.49	4.48	4.47
99-31	4.49	4.48	4.47	4.46	4.45	4.42	4.40
100-03	4.47	4.45	4.44	4.42	4.41	4.37	4.34
100-07	4.45	4.43	4.41	4.39	4.37	4.32	4.27
100-11	4.42	4.40	4.37	4.35	4.32	4.26	4.20
WAL	**6.61**	**5.35**	**4.46**	**3.80**	**3.31**	**2.52**	**2.06**
Mod Durn	**5.34**	**4.44**	**3.79**	**3.29**	**2.92**	**2.28**	**1.90**
Principal Window	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Jun10**
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.93586	0.947752	1.0321	1.72947	2.31504	3.23283	4.36089	5.24217

The information herein has been provided solely by Morgan Stanley & Co. Incorporated. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

wfmbs-0310-final -- A1

MORGAN STANLEY

Balance	$184,000,000.00	Delay	24	WAC	5.213985456
Coupon	4.50000	Dated	08/01/2003	NET	4.953985
Settle	08/29/2003	First Payment	09/25/2003	WAM	178

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-06+	4.64	4.65	4.67	4.69	4.71	4.76	4.81
99-10+	4.61	4.63	4.64	4.66	4.67	4.71	4.74
99-14+	4.59	4.60	4.61	4.62	4.63	4.65	4.67
99-18+	4.57	4.57	4.57	4.58	4.58	4.60	4.61
99-22+	4.54	4.54	4.54	4.54	4.54	4.54	4.54
99-26+	**4.52**	**4.51**	**4.51**	**4.50**	**4.50**	**4.49**	**4.47**
99-30+	4.50	4.49	4.48	4.47	4.46	4.43	4.41
100-02+	4.47	4.46	4.44	4.43	4.41	4.38	4.34
100-06+	4.45	4.43	4.41	4.39	4.37	4.32	4.28
100-10+	4.43	4.40	4.38	4.35	4.33	4.27	4.21
100-14+	4.40	4.37	4.34	4.32	4.29	4.21	4.15
WAL	**6.61**	**5.35**	**4.46**	**3.80**	**3.31**	**2.52**	**2.06**
Mod Durn	**5.34**	**4.45**	**3.79**	**3.30**	**2.92**	**2.28**	**1.90**
Principal Window	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Jun10**
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.93586	0.947752	1.0321	1.72947	2.31504	3.23283	4.36089	5.24217

The information herein has been provided solely by Morgan Stanley & Co. Incorporated. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

wfmbs-0310-final -- A1

MORGAN STANLEY

Balance	$184,000,000.00	Delay	24	WAC	5.213985456
Coupon	4.50000	Dated	08/01/2003	NET	4.953985
Settle	08/29/2003	First Payment	09/25/2003	WAM	178

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-10	4.81	4.86	4.91	4.97	5.02	5.16	5.28
98-14	4.78	4.83	4.88	4.93	4.98	5.10	5.21
98-18	4.76	4.80	4.85	4.89	4.94	5.05	5.15
98-22	4.73	4.77	4.81	4.85	4.89	4.99	5.08
98-26	4.71	4.74	4.78	4.81	4.85	4.93	5.01
98-30	**4.69**	**4.71**	**4.74**	**4.78**	**4.81**	**4.88**	**4.95**
99-02	4.66	4.69	4.71	4.74	4.76	4.82	4.88
99-06	4.64	4.66	4.68	4.70	4.72	4.77	4.81
99-10	4.62	4.63	4.65	4.66	4.68	4.71	4.75
99-14	4.59	4.60	4.61	4.62	4.63	4.66	4.68
99-18	4.57	4.57	4.58	4.58	4.59	4.60	4.61
WAL	**6.61**	**5.35**	**4.46**	**3.80**	**3.31**	**2.52**	**2.06**
Mod Durn	**5.32**	**4.42**	**3.77**	**3.28**	**2.90**	**2.27**	**1.89**
Principal Window	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Aug18**	**Sep03 - Jun10**
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.93586	0.947752	1.0321	1.72947	2.31504	3.23283	4.36089	5.24217

The information herein has been provided solely by Morgan Stanley & Co. Incorporated. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

wfmbs-0310-final -- A2

MORGAN STANLEY

Balance	$79,500,000.00	Delay	24	WAC	5.213985456
Coupon	4.50000	Dated	08/01/2003	NET	4.953985
Settle	08/29/2003	First Payment	09/25/2003	WAM	178

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-03	4.70	4.74	4.78	4.82	4.85	4.92	4.98
99-07	4.67	4.70	4.73	4.76	4.79	4.84	4.89
99-11	4.64	4.66	4.68	4.70	4.72	4.76	4.80
99-15	4.60	4.62	4.63	4.65	4.66	4.69	4.71
99-19	4.57	4.58	4.58	4.59	4.60	4.61	4.62
99-23	**4.54**	**4.54**	**4.53**	**4.53**	**4.53**	**4.53**	**4.53**
99-27	4.51	4.49	4.49	4.48	4.47	4.45	4.44
99-31	4.47	4.45	4.44	4.42	4.41	4.38	4.35
100-03	4.44	4.41	4.39	4.36	4.34	4.30	4.26
100-07	4.41	4.37	4.34	4.31	4.28	4.22	4.17
100-11	4.38	4.33	4.29	4.25	4.22	4.14	4.08
WAL	**4.47**	**3.41**	**2.79**	**2.40**	**2.13**	**1.72**	**1.48**
Mod Durn	**3.85**	**3.03**	**2.53**	**2.20**	**1.97**	**1.61**	**1.39**
Principal Window	**Sep03 - Oct12**	**Sep03 - Sep10**	**Sep03 - Apr09**	**Sep03 - Apr08**	**Sep03 - Aug07**	**Sep03 - Sep06**	**Sep03 - Mar06**
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.93586	0.947752	1.0321	1.72947	2.31504	3.23283	4.36089	5.24217

The information herein has been provided solely by Morgan Stanley & Co. Incorporated. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.